Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Notice of the Extra Ordinary General Meeting ("EGM") of Tata Motors Limited

Mumbai, October 29, 2019: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and any other applicable provisions, please find enclosed herewith a copy of the Notice for convening the EGM of the shareholders of the Company to be held on Friday, November 22, 2019 at 11 :00 a.m. 1ST at Walchand Hirachand Hall, 4th Floor, Indian Merchants' Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai- 400 020.

The Notice of the EGM is also available on the Company's website at www.tatamotors.com.

This is for the information of the exchange and the members.

TATA MOTORS limited TATA 1 Corporate Identification No. (CIN) - L28920MH1945PLC004520 Registered Office: Bombay House, 24, Homi Mody Street, Mumbai - 400 001 Tel: +91 22 6665 8282 E-mail: inv_rel@tatamotors.com Website: www.tatamotors.com Dear Member, NOTICE IS HEREBY GIVEN THAT AN EXTRAORDINARY GENERAL MEETING OF TATA MOTORS LIMITED will be held on Friday, November 22, 2019 at Walchand Hirachand Hall, 4th Floor, Indian Merchants’ Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai - 400 020 at 11:00 a.m. to transact the following business: SPECIAL BUSINESS Issuance of Ordinary Shares and Warrants to Tata Sons Private Limited, Promoter of the Company, on a preferential basis: To consider and, if thought fit, to pass the following resolution as a Special Resolution: “RESOLVED that pursuant to the provisions of Sections 23(1)(b), 42, 62(1)(c) and other applicable provisions, if any, of the Companies Act, 2013 (the ‘Act’), the Companies (Prospectus and Allotment of Securities) Rules, 2014, the Companies (Share Capital and Debentures) Rules, 2014 and other applicable rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and in accordance with the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended (the ‘SEBI ICDR Regulations’) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the ‘SEBI Listing Regulations’), the listing agreements entered into by the Company with BSE Limited and National Stock Exchange of India Limited (‘Stock Exchanges’) on which the Ordinary Shares having face value of `2 each of the Company (‘Ordinary Shares’) are listed and subject to any other rules, regulations, guidelines, notifications, circulars and clarifications issued thereunder from time to time by the Ministry of Corporate Affairs, the Securities and Exchange Board of India (‘SEBI’) and/ or any other competent authorities, whether in India or abroad (hereinafter referred to as ‘Applicable Regulatory Authorities’) from time to time to the extent applicable and the enabling provisions of the Memorandum of Association and Articles of Association of the Company, and subject to such approvals, consents, permissions and sanctions as may be necessary or required and subject to such conditions as may be imposed or prescribed while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as the ‘Board’ which term shall be deemed to mean and include one or more Committee(s) constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution), is hereby authorised to accept, the consent and approval of the members of the Company (‘Members’) be and is hereby accorded to the Board to create, issue, offer and allot from time to time in one or more tranches, the following securities to Tata Sons Private Limited (‘Tata Sons’), the Promoter of the Company, on a preferential basis (‘Preferential Allotment’): a) Up to 20,16,23,407 Ordinary Shares at a price of `150 per Ordinary Share aggregating to `30,24,35,11,030 (Rupees Three Thousand Twenty Four Crores Thirty Five Lakhs Eleven Thousand and Thirty Only); and b) Up to 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of `150 per Warrant (‘Warrant Price’), aggregating to `34,70,00,80,695 (Rupees Three Thousand Four Hundred Seventy Crores Eighty Thousand Six Hundred and Ninety Five Only), on such terms and conditions as may be determined by the Board in accordance with the SEBI ICDR Regulations and other applicable laws.” “RESOLVED FURTHER that in terms of the provisions of Chapter V of the SEBI ICDR Regulations, the relevant date for determining the floor price for the Preferential Allotment of the Ordinary Shares and Warrants is October 23, 2019, being the date 30 days prior to the date of this Extraordinary General Meeting.” “RESOLVED FURTHER that without prejudice to the generality of the above resolution, the issue of the Ordinary Shares to Tata Sons under the Preferential Allotment shall be subject to the following terms and conditions apart from others as prescribed under applicable laws: a) The Ordinary Shares to be allotted shall be fully paid up and rank pari passu with the existing Ordinary Shares of the Company bearing ISIN INE155A01022 in all respects (including with respect to dividend and voting powers) from NOTICE (PURSUANT TO SECTION 101 OF THE COMPANIES ACT, 2013) the date of allotment thereof, be subject to the requirements of all applicable laws and shall be subject to the provisions of the Memorandum of Association and Articles of Association of the Company. b) The Ordinary Shares to be allotted shall be subject to lock-in for such period as specified in the provisions of Chapter V of the SEBI ICDR Regulations and will be listed on the Stock Exchanges subject to receipt of necessary permissions and approvals. c) The Ordinary Shares shall be allotted in dematerialized form within a period of 15 days from the date of passing of the special resolution by the Members, provided that where the allotment of Ordinary Shares is subject to receipt of any approval or permission from any regulatory authority or Government of India, the allotment shall be completed within a period of 15 days from the date of receipt of last of such approvals or permissions.” “RESOLVED FURTHER that without prejudice to the generality of the above resolution, the issue of the Warrants and Ordinary Shares to be allotted on exercise of Warrants under the Preferential Allotment shall be subject to the following terms and conditions apart from others as prescribed under applicable laws: a) An amount equivalent to 25% of the Warrant Price shall be payable at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The amount paid against Warrants shall be adjusted / set-off against the issue price for the resultant Ordinary Shares. b) The Warrants shall be allotted in dematerialized form within a period of 15 days from the date of passing of the special resolution by the Members, provided that where the allotment of Warrants is subject to receipt of any approval or permission from any regulatory authority or Government of India, the allotment shall be completed within a period of 15 days from the date of receipt of last of such approvals or permissions. c) The Warrants and the Ordinary Shares allotted pursuant to exercise of such Warrants shall be subject to lock-in for such period as specified in the provisions of Chapter V of the SEBI ICDR Regulations. d) The price determined above and the number of Ordinary Shares to be allotted on exercise of the Warrants shall be subject to appropriate adjustments as permitted under the rules, regulations and laws, as applicable from time to time. e) Apart from the said right of adjustment mentioned in (d) above, the Warrants do not give any rights/entitlements to the Warrant holder as a shareholder of the Company. f) The Warrants may be exercised by the Warrant holder, in one or more tranches, at any time on or before the expiry of 18 months from the date of allotment of the Warrants by issuing a written notice to the Company specifying the number of Warrants proposed to be exercised along with the aggregate amount payable thereon. The Company shall accordingly, without any further approval from the Members, allot the corresponding number of Ordinary Shares in dematerialized form. g) The Ordinary Shares to be allotted on exercise of the Warrants shall be fully paid up and rank pari passu with the existing Ordinary Shares bearing ISIN INE155A01022 of the Company in all respects (including with respect to dividend and voting powers) from the date of allotment thereof, and be subject to the requirements of all applicable laws and shall be subject to the provisions of the Memorandum of Association and Articles of Association of the Company. h) In the event the Warrant holder does not exercise the Warrants within 18 months from the date of allotment, the Warrants shall lapse and the amount paid to the Company at the time of subscription of the Warrants shall stand forfeited. i) The Ordinary Shares arising from the exercise of the Warrants will be listed on the Stock Exchanges subject to the receipt of necessary regulatory permissions and approvals as the case may be.”

TATA MOTORS. 2 “RESOLVED FURTHER that the Board be and is hereby authorized to accept any modification(s) in the terms of issue of Ordinary Shares and Warrants, subject to the provisions of the Act and the SEBI ICDR Regulations, without being required to seek any further consent or approval of the Members.” “RESOLVED FURTHER that for the purpose of giving effect to this Resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, desirable or expedient, including without limitation, issuing clarifications, resolving all questions of doubt, effecting any modifications or changes to the foregoing (including modification to the terms of the issue), entering into contracts, arrangements, agreements, documents (including for appointment of agencies, intermediaries and advisors for the Issue) and to authorize all such persons as may be necessary, in connection therewith and incidental thereto as the Board in its absolute discretion shall deem fit without being required to seek any fresh approval of the Members and to settle all questions, difficulties or doubts that may arise in regard to the offer, issue and allotment of the Warrants and Ordinary Shares and listing thereof with the Stock Exchanges as appropriate and utilisation of proceeds of the issue, take all other steps which may be incidental, consequential, relevant or ancillary in this connection and to effect any modification to the foregoing and the decision of the Board shall be final and conclusive.” “RESOLVED FURTHER that the Board be and is hereby authorized to delegate all or any of the powers herein conferred, as it may deem fit in its absolute direction, to any Committee of the Board or any one or more Director(s)/Company Secretary/ any Officer(s) of the Company to give effect to the aforesaid resolution.” By Order of the Board of Directors Hoshang K Sethna Company Secretary Mumbai, October 25, 2019 FCS No: 3507 Registered Office: Bombay House, 24, Homi Mody Street, Mumbai 400 001 Tel: +91 22 6665 8282 Email: inv_rel@tatamotors.com; Website: www.tatamotors.com CIN - L28920MH1945PLC004520 NOTES: 1. The Explanatory Statement pursuant to Section 42 and 102 of the Companies Act, 2013 (‘Act’) read with Rule 14(1) of the Companies (Prospectus and Allotment of Securities) Rules, 2014 and Chapter V of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018 (the ‘SEBI ICDR Regulations’) in respect of the business under the item set out above is annexed hereto. 2. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE EXTRAORDINARY GENERAL MEETING (‘EGM’/ ‘MEETING’) IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE ON HIS/HER BEHALF AND THE PROXY NEED NOT BE A MEMBER. The duly completed and signed instrument appointing proxy as per the format included in the Notice should be returned to the Registered Office of the Company not less than 48 (forty eight) hours before the time for holding the EGM. Proxies submitted on behalf of limited companies, societies, partnership firms, etc. must be supported by appropriate resolution / authority, as applicable, issued by the member organization. A person can act as a proxy on behalf of members not exceeding fifty (50) and holding in the aggregate not more than 10% of the total share capital of the Company carrying voting rights. A member holding more than 10% of the total share capital of the Company carrying voting rights may appoint a single person as proxy and such person shall not act as a proxy for any other person or member. 3. Corporate members intending to send their authorised representatives to attend the EGM are requested to send to the Company, a certified copy of the Board Resolution authorising their representative to attend and vote on their behalf at the EGM. Members, Proxies and Authorized Representatives are requested to bring the duly completed Attendance Slip enclosed herewith to attend the EGM. 4. Only registered members (including the holders of ‘A’ Ordinary Shares) of the Company may attend and vote at the EGM. The holders of the American Depositary Receipts (‘the ADR’) of the Company shall not be entitled to attend the said EGM. However, the ADR holders are entitled to give instructions for exercise of voting rights at the said meeting through the Depositary, to give or withhold such consent, to receive such notice or to otherwise take action to exercise their rights with respect to such underlying shares represented by each such ADR. A brief statement, as to the manner in which such voting instructions may be given, is being sent to the ADR holders by the Depositary. 5. In case of joint holders attending the EGM, only such a joint holder who is senior by the order in which the name stands in the register of members will be entitled to vote. 6. The relevant documents referred to in the Notice and the Explanatory Statement are open for inspection by the members at the Registered Office of the Company on all working days between Monday to Friday except public holidays, between 10:00 a.m. (IST) to 1:00 p.m. (IST) up to the date of the Meeting and also at the venue, till the conclusion of the Meeting. The certificate from the Statutory Auditors of the Company confirming that the Preferential Allotment is being made in accordance with the requirements of the SEBI ICDR Regulations will be available for inspection at the Meeting. 7. To support the ‘Green Initiative’ announced by the Government of India, electronic copies of the Notice inter alia indicating the process and manner of e-voting along with Attendance Slip and Proxy Form are being sent by e-mail to those members whose e-mail addresses have been made available to the Company / Depository Participants unless the member has specifically requested for a hard copy of the same. The members who are desirous of receiving the Notice in physical form may write to the Company’s RTA for a copy of the same. MEMBERS WHO HAVE NOT REGISTERED THEIR E-MAIL ADDRESSES WITH COMPANY’S RTA /DEPOSITORIES ARE REQUESTED TO CONTRIBUTE TO THE GREEN INITIATIVE BY REGISTERING THEIR E-MAIL ADDRESS, FOR RECEIVING ALL FUTURE COMMUNICATIONS THROUGH E-MAIL. 8. Attendance Slip, Proxy Form and the Route Map showing directions to reach the venue of the EGM are annexed hereto. 9. Members may note that the Notice is also available on the Company’s website viz. www.tatamotors.com and also on the website of NSDL https://www.evoting.nsdl.com. 10. VOTING BY MEMBERS: A. In compliance with the provisions of Section 108 of the Act, the Companies (Management and Administration) Rules, 2014 and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the ‘SEBI Listing Regulations’), the Company is pleased to provide members the facility to exercise their right to vote on resolution proposed to be considered at the EGM by electronic means either by (a) remote e-voting by using the electronic voting system provided by NSDL (as explained at ‘para F’ herein below) or (b) Electronic Ballot at the EGM venue (as provided at ‘para G’ herein below). Resolution passed by members through e-voting is deemed to have been passed as if they have been passed at the EGM. B. The voting rights of the Ordinary Shareholders shall be in the same proportion to the paid up ordinary share capital and in case of voting rights on the ‘A’ Ordinary Shares, the holder shall be entitled to one vote for every ten ‘A’ Ordinary Shares held. C. A person, whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the depositories as on November 15, 2019 (the ‘cut-off date’), shall be entitled to vote in respect of the shares held, by availing the facility of remote e-voting / voting through electronic ballot at the meeting. Any person who is not a member as on the cut-off date should treat this Notice for information purposes only. D. The members can opt for only one mode of voting i.e. either by remote e-voting or voting through electronic ballot at the meeting. The members attending the meeting who have not already cast their vote by remote e-voting shall be able to exercise their right at the meeting through electronic ballot. The members who have cast their vote by remote e-voting are eligible to attend the meeting but shall not be entitled to cast their vote again. E. The Board of Directors has appointed Mr P N Parikh (Membership No. FCS 327) and failing him Mr Mitesh Dhabliwala (Membership No. FCS 8331) of M/s Parikh & Associates, Practicing Company Secretaries,

as the Scrutinizer to scrutinize the remote e-voting and voting process at the venue, in a fair and transparent manner. F. INSTRUCTIONS FOR REMOTE E-VOTING: Any person who acquires shares of the Company and becomes a member of the Company after dispatch of the Notice and holding shares as of the cut-off date, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. The remote e-voting period starts on Tuesday, November 19, 2019 (9.00 a.m. IST) and ends on Thursday, November 21, 2019 (5.00 p.m. IST). Remote e-voting shall be disabled by NSDL at 5:00 p.m. on November 21, 2019 and members shall not be allowed to vote through remote e-voting thereafter. The procedure to login to e-voting website consists of two steps as detailed hereunder: Step 1: Log-in to NSDL e-voting system i. Visit the e-voting website of NSDL. Open web browser by typing the URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile. ii. Once the home page of e-voting system is launched, click on the icon ‘Login’ which is available under ‘Shareholders’ section. iii. A new screen will open. You will have to enter your User ID, your Password and a Verification Code as shown on the screen. Alternatively, if you are registered for NSDL eservices i.e. IDeAS, you can log-in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log in to NSDL eservices after using your log in credentials, click on e-voting and you can proceed to step 2 i.e. Cast your vote electronically. iv. Your User ID details will be as per details given below : a) For members who hold shares in demat account with NSDL: 8 Character DP ID followed by 8 Digit Client ID (For example if your DP ID is IN300*** and Client ID is 12****** then your user ID is IN300***12******). b) For members who hold shares in demat account with CDSL: 16 Digit Beneficiary ID (For example if your Beneficiary ID is 12************** then your user ID is 12**************). c) For members holding shares in Physical Form: EVEN Number followed by Folio Number registered with the Company (For example, for members holding Ordinary Shares, if folio number is 001*** and EVEN is 112565 then user ID is 112565001***. For members holding ‘A’ Ordinary Shares, if folio number is 001*** and EVEN is 112566 then user ID is 112566001***). v. Your password details are given below: a) If you are already registered for e-voting, then you can use your existing password to login and cast your vote. b) If you are using NSDL e-voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password. c) How to retrieve your ‘initial password’? (i) If your email ID is registered in your demat account or with the Company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’. (ii) If your email ID is not registered, your ‘initial password’ is communicated to you on your postal address. vi. If you are unable to retrieve or have not received the ‘initial password’ or have forgotten your password: a) Click on ‘Forgot User Details/Password?’ option available on www.evoting.nsdl.com (If you are holding shares in your demat account with NSDL or CDSL). b) Click on ‘Physical User Reset Password?’ option available on www.evoting.nsdl.com (If you are holding shares in physical mode). c) If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address. vii. After entering your password, tick on ‘I hereby agree to all Terms and Conditions’. viii. Click on ‘Login’ button. ix. After you click on the ‘Login’ button, Home page of e-voting will open. Step 2 : Cast your vote electronically on NSDL e-voting system i. After successful login at Step 1, you will be able to see the Home page of e-voting. Click on e-voting. ii. Click on Active Voting Cycles. You will be able to see all the companies ‘EVEN’ in which you are holding shares and whose voting cycle is in active status. iii. Select ‘EVEN’ of the Company for casting your vote: a. EVEN for Ordinary Shares is 112565. b. EVEN for ‘A’ Ordinary Shares is 112566. iv. Now you are ready for e-voting as the voting page opens. v. Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on ‘Submit’ and also ‘Confirm’ when prompted. vi. Upon confirmation, the message ‘Vote cast successfully’ will be displayed. vii. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page. viii. Once you confirm your vote on the resolution, you will not be allowed to modify your vote. General Guidelines for shareholders • Institutional shareholders (i.e. other than individuals, HUF, NRI, etc.) are required to send a scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter, etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by email to tml.scrutinizer@ gmail.com with a copy marked to evoting@nsdl.co.in. • It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the ‘Forgot User Details/ Password?’ or ‘Physical User Reset Password?’ option available on www.evoting.nsdl.com to reset the password. • In case of any queries, you may refer to the Frequently Asked Questions (‘FAQs’) for shareholders and e-voting user manual for shareholders available at the ‘Downloads’ section of www.evoting.nsdl.com or call on toll free no.: 1800-222-990 or send a request at evoting@nsdl.co.in. G. VOTING AT EGM: Members who are present at the EGM, but have not casted their votes by availing the remote e-voting facility, would be entitled to vote at the end of the discussion on the resolution on which voting is to be held, by way of electronic ballot. 11. DECLARATION OF RESULTS ON THE RESOLUTION: • The Scrutinizer shall, immediately after the conclusion of voting at the EGM, count the votes cast at the meeting, thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the Company and make, not later than 48 hours from conclusion of the meeting, a consolidated Scrutinizer’s report of the total votes cast in favour and against the resolution, invalid votes, if any, and whether the Resolution has been carried or not, to the Chairman or a person authorized by him in writing who shall countersign the same. • The result declared along with the Scrutinizer’s Report shall be placed on the Company’s website www.tatamotors.com and on the website of NSDL www.evoting.nsdl.com immediately after the result is declared. The Company shall simultaneously forward the results to BSE Limited and National Stock Exchange of India Ltd., where the securities of the Company are listed. The results shall also be displayed on the notice board at the Registered Office of the Company. • Subject to the receipt of requisite number of votes, the Resolution shall be deemed to be passed on the date of the meeting i.e. November 22, 2019. 12. ONE WAY WEBCAST FACILITY: The members are requested to note that the Company is pleased to provide a one way live webcast facility of the proceedings of the EGM for the convenience of those members who are unable to attend the EGM due to locational constraints. The members will be able to view the proceedings on NSDL’s e-voting website www.evoting.nsdl.com. Members who are unable to attend the meeting in person may use this facility by using the same login credentials as provided for remote e-voting. Members on the day of the EGM will login through their user ID and password on to the e-voting website. The link will be available in member login where the EVEN of Company will be displayed. On clicking this link, the member will be able to view the webcasting of the EGM proceedings. The webcast facility will be available on November 22, 2019 from 11:00 a.m. onwards till the conclusion of the meeting. EXPLANATORY STATEMENT The Explanatory Statement pursuant to Section 102 of the Companies Act, 2013 (the ‘Act’), given hereunder sets out all material facts relating to the special business mentioned at the said Item of the accompanying Notice dated October 25, 2019 and necessary information or details in respect of the proposed Preferential Allotment of Ordinary Shares and Warrants in terms of Section 42 of the Act read with Rule 14(1) of the Companies (Prospectus and Allotment of Securities) Rules, 2014 and Chapter V of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended (the ‘SEBI ICDR Regulations’) are as under: The Company had embarked on a successful Turnaround journey over the last 2 years and exhibited consistent improvement in market shares, customer metrics, profitability and cash flows between FY17-FY19. However, the industry wide slowdown over the last few quarters has significantly impacted sales volumes, profitability and cash flows and increased the net debt to unsustainable levels. Though the Company remains optimistic on medium to long term growth in the Indian market, the near term demand situation is fluid and the slowdown has come at an inopportune time when capital expenditure intensity will remain high due to continued focus on exciting products and BSVI transition. Jaguar Land Rover’s (‘JLR’) performance has started to improve. The business is delivering on its plans with the launch of exciting new products, the China business is stabilizing and JLR is well on track to deliver improved profitability and cash flow savings. However JLR continues to face risks from a slowing global economy, Brexit related uncertainties, trade wars and disruptions from ACES (autonomous connected electric shared). JLR will require continued investments in products and technologies to drive growth in this situation. Hence despite improving business fundamentals, these external risks could impact the Company’s and JLR’s credit ratings and ability to refinance competitively. The Board, therefore, at its meeting held on October 25, 2019, has approved a issue of Ordinary Shares and Warrants aggregating `6,500 Crores to its Promoters by way of preferential allotment as contained in the resolution. The preferential allotment to its Promoter, at a premium to the current market price, was chosen to minimise dilution impact and for a successful and speedy execution. The Board in principle also approved the raising of additional funds up to `3,500 Crores through External Commercial borrowings (fixed rate senior unsecured notes/syndicated loans), listed, unsecured, rated, non-convertible debentures or any other form of borrowing or in any combination thereof. 1. Particulars of the offer including date of passing of Board resolution, kind of Securities offered, maximum number of Securities to be issued and the Issue Price The Board of Directors of the Company at their meeting held on October 25, 2019 had, subject to the approval of the members of the Company (‘Members’) and such other approvals as may be required, approved the issue of following securities to Tata Sons Private Limited (‘Tata Sons’), Promoter of the Company, on a preferential basis, for cash consideration (‘Preferential Allotment’): a) Up to 20,16,23,407 Ordinary Shares at a price of `150 per Ordinary Share aggregating to `30,24,35,11,030 (Rupees Three Thousand Twenty Four Crores Thirty Five Lakhs Eleven Thousand and Thirty Only); and b) Up to 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of `150 per Warrant (‘Warrant Price’), aggregating to `34,70,00,80,695 (Rupees Three Thousand Four Hundred Seventy Crores Eighty Thousand Six Hundred and Ninety Five Only). An amount equivalent to 25% of the Warrant Price shall be payable at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The amount paid against Warrants shall be adjusted / set-off against the issue price for the resultant Ordinary Shares. The terms and conditions of the Preferential Allotment of the Ordinary Shares and Warrants are as stated in the Resolution. 2. Objects of the Preferential Allotment The proceeds of the issue will be utilized for repayment of debt, meeting future funding requirements and other general corporate purposes of the Company and its subsidiaries. 3. Relevant Date In terms of the provisions of Chapter V of the SEBI ICDR Regulations, relevant date for determining the floor price for the Preferential Allotment of the Ordinary Shares and Warrants is October 23, 2019, being the date 30 days prior to the date of this Extraordinary General Meeting. 4. Basis on which the floor price has been arrived at and justification for the price (including premium, if any) The Ordinary Shares of the Company are listed on Stock Exchanges viz, BSE Limited (‘BSE’) and National Stock Exchange of India Limited (‘NSE’, together with BSE referred to as ‘Stock Exchanges’). The Ordinary Shares are frequently traded and NSE, being the Stock Exchange with higher trading volumes for the said period, has been considered in accordance with the SEBI ICDR Regulations. In terms of the applicable provisions of the SEBI ICDR Regulations, the floor price at which the Ordinary Shares and Warrants shall be allotted is `149.65, being higher of the following: a) Average of the weekly high and low of the volume weighted average price of the Ordinary Shares of the Company quoted on NSE, during the twenty six (26) weeks preceding the relevant date, i.e. `149.65 per Ordinary Share; or b) Average of the weekly high and low of the volume weighted average price of the Ordinary Shares of the Company quoted on NSE, during the two (2) weeks preceding the relevant date i.e. `127.40 per Ordinary Share. The pricing of the Ordinary Shares to be allotted on preferential basis is `150 per Ordinary Share and the pricing of the Warrants convertible into equivalent number of Ordinary Shares of face value of `2/- each is `150 per Warrant which is not lower than the floor price determined in accordance with the applicable provisions of SEBI ICDR Regulations. Adjustments for Warrants: The price determined above and the number of Ordinary Shares to be allotted on exercise of the Warrant shall be subject to appropriate adjustments, as permitted under applicable rules, regulations and laws as applicable from time to time. 5. Amount which the Company intends to raise by way of such securities Up to a maximum of `6,500 Crores (Rupees Six Thousand Five Hundred Crores Only).

6. Intent of the Promoters, directors or key managerial personnel of the Company to subscribe to the Preferential Allotment

The Ordinary Shares and Warrants shall be offered to Tata Sons, Promoter of the Company. Tata Sons has indicated its intention to subscribe to the Preferential Allotment. None of the Directors or Key Managerial Personnel of the Company intends to subscribe to any of the Ordinary Shares/Warrants proposed to be issued under the Preferential Allotment.

7. Time frame within which the Preferential Allotment shall be completed

As required under the SEBI ICDR Regulations, the Ordinary Shares and Warrants shall be allotted by the Company within a period of 15 days from the date of passing of this Resolution provided that where the allotment of the proposed Ordinary Shares and Warrants is pending on account receipt of any approval or permission from any regulatory authority or Government of India, the allotment shall be completed within a period of 15 days from the date of receipt of last of such approvals or permissions. The Warrants may be exercised by the Warrant holder, in one or more tranches, at any time on or before the expiry of 18 months from the date of allotment of the Warrants by issuing a written notice to the Company specifying the number of Warrants proposed to be exercised along with the aggregate amount payable thereon. The Company shall accordingly, without any further approval from the shareholders of the Company, allot the corresponding number of Ordinary Shares in dematerialized form.

8. Shareholding pattern of the Company before and after the Preferential Allotment

Please refer Annexure to this Notice for details.

9. Identity of the natural persons who are the ultimate beneficial owners of the shares proposed to be allotted and/or who ultimately control the proposed allottees, the percentage of post preferential issue capital that may be held by them and change in control, if any, in the issuer consequent to the Preferential Allotment

The Ordinary Shares and Warrants are proposed to be allotted to Tata Sons, Promoter of the Company. Details of Shareholding and Voting rights of Tata Sons is as under:

Particulars	Pre-Preferential Allotment		Post Preferential Allotment			
	As on Sept 30, 2019		Post Allotment of Ordinary Shares		*Post exercise of Warrants into Ordinary Shares	
	No.	%	No.	%	No.	%
Ordinary Shares	101,91,56,523	35.30	122,07,79,930	39.52	145,21,13,801	43.73
Voting Rights	101,91,56,523	34.69	122,07,79,930	38.88	145,21,13,801	43.08

Notes:

- **The shareholding post exercise of Warrants as shown above is calculated assuming full exercise of Warrants and consequent allotment of the Ordinary Shares of the Company.*
- *In the event of any further issue of shares by the Company between the date of this notice and the date of allotment of Ordinary Shares on exercise of Warrants, the shareholding pattern shall stand modified accordingly.*
- *For detailed holding of Promoter Group, please refer to shareholding pattern provided as an Annexure to this Notice.*

The majority of the equity shares of Tata Sons are held by certain Public Charitable Trusts ("Tata Trusts") and as such, there is no identifiable beneficiary, other than public at large. The names of the current Trustees of Tata Trusts are: Mr R N Tata, Mr V Srinivasan, Mr V Singh, Mr R K Krishna Kumar, Mr J N Tata, Mr N N Tata, Mr Jehangir H C Jehangir and Mr J N Mistry. The said details of natural persons is given only for the purpose to know natural persons. Tata Sons holds beneficial interest in the Company to the extent of its shareholding and the Ordinary Shares to be alloted.

There shall be no change in management or control of the Company pursuant to the aforesaid issue of Ordinary Shares (including those arising from exercise of Warrants) and Warrants. However, the percentage of shareholding and voting rights exercised by the shareholders of the Company will change in accordance with the change in the shareholding pattern pursuant to the Preferential Allotment.

10. Lock-in Period

The Ordinary Shares (including those arising from exercise of Warrants) and Warrants shall be locked-in for such period as may be specified under Regulation 167 and 168 of the SEBI ICDR Regulations.

The entire pre-preferential allotment shareholding of Tata Sons shall be locked-in from the relevant date up to a period of six months from the date of the trading approval as specified under Regulation 167(6) of the SEBI ICDR Regulations.

11. Undertakings

- None of the Company, its Directors or Promoter have been declared as willful defaulter as defined under the SEBI ICDR Regulations. None of its Directors or Promoter is a fugitive economic offender as defined under the SEBI ICDR Regulations.
- The Company is eligible to make the Preferential Allotment to its Promoter under Chapter V of the SEBI ICDR Regulations.
- As the Ordinary Shares have been listed for a period of more than twenty-six weeks as on the Relevant Date, the provisions of Regulation 164(3) of SEBI ICDR Regulations governing re-computation of the price of shares shall not be applicable.

12. Auditors' Certificate

The certificate from BSR and Co. LLP, being the Statutory Auditors of the Company certifying that the Preferential Allotment is being made in accordance with the requirements contained in the SEBI ICDR Regulations shall be available for inspection by the Members at the Meeting.

13. Other disclosures

- Report of registered valuer is not required under the provisions of second proviso to Rule 13(1) of the Companies (Share Capital and Debentures) Rules, 2014 for the proposed Preferential Allotment.
- During the period from April 1, 2019 till the date of notice of this EGM, the Company has not made any preferential allotment.
- Neither the Company nor its directors or Promoter have been declared as wilful defaulter in terms of the SEBI ICDR Regulations.
- The Company is eligible to make the Preferential Allotment to its Promoter under Chapter V of the SEBI ICDR Regulations.
- The proposed allottee or any Company in the Promoter group have not sold or transferred any Ordinary Shares during the six months preceding the relevant date.

In accordance with the provisions of Sections 23, 42 and 62 of the Act read with applicable rules thereto and relevant provisions of the SEBI ICDR Regulations, approval of the Members for issue and allotment of the said Ordinary Shares and Warrants to Tata Sons is being sought by way of a special resolution as set out in the said item of the Notice.

Issue of the said Ordinary Shares (including those arising from exercise of Warrants) would be well within the Authorised Share Capital of the Company.

The Board of Directors believe that the proposed issue is in the best interest of the Company and its Members and therefore recommends the Special Resolution as set out in the said Item in the accompanying notice for approval by the members.

None of the Directors, Key Managerial Personnel or their respective relatives are, in any way, concerned or interested, financially or otherwise, except as shareholders in general in the said resolution. Further, Mr Natarajan Chandrasekaran and Dr Ralf Speth, common directors on the Board of the Company and Tata Sons Private Limited (Promoter of the Company), though not interested in accordance with the Act, may be deemed to be interested as a good governance practice.

By Order of the Board of Directors

Hoshang K Sethna
Company Secretary
FCS No: 3507

Mumbai, October 25, 2019

Registered Office:
Bombay House, 24, Homi Mody Street, Mumbai 400 001
Tel: +91 22 6665 8282
Email: inv_rel@tatamotors.com; Website: www.tatamotors.com
CIN - L28920MH1945PLC004520

Annexure Shareholding Pattern of Tata Motors Limited before and after the Preferential Allotment Sr. No. Category of Shareholder(s) Pre-Preferential Allotment Holding/Voting Rights (as on Sept 30, 2019) Post Allotment of Ordinary Shares #(Post exercise of Warrants into Ordinary Shares) Ordinary Shares ‘A’ Ordinary Shares **Voting Rights (Total) Ordinary Shares ‘A’ Ordinary Shares **Voting Rights (Total) Ordinary Shares ‘A’ Ordinary Shares **Voting Rights (Total) No. % No. % No. % No. % No. % No. % No. % No. % No. % (A) Promoters & Promoter Group holding (Indian) Promoter (Body Corporate) 1,01,91,56,523 35.30 - - 1,01,91,56,523 34.69 1,22,07,79,930 39.52 - - 1,22,07,79,930 38.88 1,45,21,13,801 43.73 - - 1,45,21,13,801 43.08 Promoter Group (Body Corporate) 8,87,71,208 3.07 4,91,667 0.10 8,88,20,374 3.02 8,87,71,208 2.87 4,91,667 0.10 8,88,20,374 2.83 8,87,71,208 2.67 4,91,667 0.10 8,88,20,374 2.63 Total Shareholding of Promoter and Promoter Group (A) 1,10,79,27,731 38.37 4,91,667 0.10 1,10,79,76,897 37.71 1,30,95,51,138 42.39 4,91,667 0.10 1,30,96,00,304 41.71 1,54,08,85,009 46.41 4,91,667 0.10 1,54,09,34,175 45.71 (B) Public Shareholding 1 Institutions (a) Mutual Funds/UTI 23,33,44,934 8.08 19,89,51,488 39.12 25,32,40,075 8.62 23,33,44,934 7.55 19,89,51,488 39.12 25,32,40,075 8.07 23,33,44,934 7.03 19,89,51,488 39.12 25,32,40,075 7.51 (b) Alternate Investment Funds 8,77,870 0.03 13,49,944 0.27 10,12,862 0.03 8,77,870 0.03 13,49,944 0.27 10,12,862 0.03 8,77,870 0.03 13,49,944 0.27 10,12,862 0.03 (c)' Foreign Portfolio Investors 54,71,27,423 18.95 16,09,45,089 31.65 56,32,21,894 19.17 54,71,27,423 17.71 16,09,45,089 31.65 56,32,21,894 17.94 54,71,27,423 16.48 16,09,45,089 31.65 56,32,21,894 16.71 (d) Financial Institutions/Banks 89,16,369 0.31 62,79,174 1.23 95,44,283 0.32 89,16,369 0.29 62,79,174 1.23 95,44,283 0.30 89,16,369 0.27 62,79,174 1.23 95,44,283 0.28 (e) Insurance Companies 20,44,51,375 7.08 65,36,503 1.29 20,51,05,024 6.98 20,44,51,375 6.62 65,36,503 1.29 20,51,05,024 6.53 20,44,51,375 6.16 65,36,503 1.29 20,51,05,024 6.08 Sub-Total (B)(1) 99,47,17,971 34.45 37,40,62,198 73.56 1,03,21,24,138 35.13 99,47,17,971 32.20 37,40,62,198 73.56 1,03,21,24,138 32.87 99,47,17,971 29.96 37,40,62,198 73.56 1,03,21,24,138 30.62 2 Central Government/State Government(s)/ President of India 49,44,144 0.17 1,32,11,611 2.60 62,65,305 0.21 49,44,144 0.16 1,32,11,611 2.60 62,65,305 0.20 49,44,144 0.15 1,32,11,611 2.60 62,65,305 0.19 Sub-Total (B)(2) 49,44,144 0.17 1,32,11,611 2.60 62,65,305 0.21 49,44,144 0.16 1,32,11,611 2.60 62,65,305 0.20 49,44,144 0.15 1,32,11,611 2.60 62,65,305 0.19 3 Non-Institutions (a) Individuals 34,03,72,868 11.79 9,49,25,190 18.67 34,98,35,253 11.91 34,03,72,868 11.02 9,49,25,190 18.67 34,98,35,253 11.14 34,03,72,868 10.25 9,49,25,190 18.67 34,98,35,253 10.38 i) Individual Shareholders holding nominal share capital upto ₹2 lakh 33,09,49,117 11.46 8,37,08,846 16.46 33,92,89,876 11.55 33,09,49,117 10.71 8,37,08,846 16.46 33,92,89,876 10.81 33,09,49,117 9.97 8,37,08,846 16.46 33,92,89,876 10.06 ii) Individual Shareholders holding nominal share capital in excess of ₹2 lakh 94,23,751 0.33 1,12,16,344 2.21 1,05,45,377 0.36 94,23,751 0.31 1,12,16,344 2.21 1,05,45,377 0.34 94,23,751 0.28 1,12,16,344 2.21 1,05,45,377 0.31 (b) NBFCs registered with RBI 46,330 0.00 7,950 0.00 47,125 0.00 46,330 0.00 7,950 0.00 47,125 0.00 46,330 0.00 7,950 0.00 47,125 0.00 (c) Overseas Depositories (holding DRs) (balancing figure) 32,11,59,910 11.12 - - 32,11,59,910 10.93 32,11,59,910 10.40 - - 32,11,59,910 10.23 32,11,59,910 9.67 - 0.00 32,11,59,910 9.53 (d) Any Other (specify) 11,81,79,740 4.09 2,58,03,755 5.07 12,07,58,887 4.11 11,81,79,740 3.83 2,58,03,755 5.07 12,07,58,887 3.85 11,81,79,740 3.56 2,58,03,755 5.07 12,07,58,887 3.58 i) Bodies Corporates 2,45,92,336 0.85 63,95,206 1.26 2,52,31,725 0.86 2,45,92,336 0.80 63,95,206 1.26 2,52,31,725 0.80 2,45,92,336 0.74 63,95,206 1.26 2,52,31,725 0.75 ii) Clearing Members 2,41,68,701 0.84 84,65,696 1.66 2,50,15,186 0.85 2,41,68,701 0.78 84,65,696 1.66 2,50,15,186 0.80 2,41,68,701 0.73 84,65,696 1.66 2,50,15,186 0.74 iii) Limited Liability Partnership - LLP 3,50,389 0.01 4,19,032 0.08 3,92,277 0.01 3,50,389 0.01 4,19,032 0.08 3,92,277 0.01 3,50,389 0.01 4,19,032 0.08 3,92,277 0.01 iv) HUF 86,85,525 0.30 37,52,161 0.74 90,60,197 0.31 86,85,525 0.28 37,52,161 0.74 90,60,197 0.29 86,85,525 0.26 37,52,161 0.74 90,60,197 0.27 v) Trusts 2,70,63,678 0.94 3,81,956 0.08 2,71,01,866 0.92 2,70,63,678 0.88 3,81,956 0.08 2,71,01,866 0.86 2,70,63,678 0.82 3,81,956 0.08 2,71,01,866 0.80 vi) IEPF Suspense- A/c 39,69,366 0.14 5,945 0.00 39,69,960 0.14 39,69,366 0.13 5,945 0.00 39,69,960 0.13 39,69,366 0.12 5,945 0.00 39,69,960 0.12 vii) Non Resident Individuals 2,16,58,904 0.75 58,64,653 1.15 2,22,44,926 0.76 2,16,58,904 0.70 58,64,653 1.15 2,22,44,926 0.71 2,16,58,904 0.65 58,64,653 1.15 2,22,44,926 0.66 viii) Director or Director's Relatives 600 0.00 - - 600 0.00 600 0.00 - - 600 0.00 600 0.00 - 0.00 600 0.00 ix) Foreign Bodies 1,24,495 0.00 - - 1,24,495 0.00 1,24,495 0.00 - - 1,24,495 0.00 1,24,495 0.00 - 0.00 1,24,495 0.00 x) QIB - Insurance Regd. with IRDA 27,43,511 0.10 5,19,106 0.10 27,95,420 0.10 27,43,511 0.09 5,19,106 0.10 27,95,420 0.09 27,43,511 0.08 5,19,106 0.10 27,95,420 0.08 xi) Others 48,22,235 0.17 - - 48,22,235 0.16 48,22,235 0.16 - - 48,22,235 0.15 48,22,235 0.15 - 0.00 48,22,235 0.14 Sub Total (B)(3) 77,97,58,848 27.01 12,07,36,895 23.74 79,18,01,175 26.95 77,97,58,848 25.24 12,07,36,895 23.74 79,18,01,175 25.22 77,97,58,848 23.48 12,07,36,895 23.74 79,18,01,175 23.49 Total Public Shareholding (B) = (B) (1) + (B)(2) + (B)(3) 1,77,94,20,963 61.63 50,80,10,704 99.90 1,83,01,90,618 62.29 1,77,94,20,963 57.61 50,80,10,704 99.90 1,83,01,90,618 58.29 1,77,94,20,963 53.59 50,80,10,704 99.90 1,83,01,90,618 54.29 Total (A)+(B) 2,88,73,48,694 100.00 50,85,02,371 100.00 2,93,81,67,515 100.00 3,08,89,72,101 100.00 50,85,02,371 100.00 3,13,97,90,922 100.00 3,32,03,05,972 100.00 50,85,02,371 100.00 3,37,11,24,793 100.00 (C) Shares held by custodians against which DRs are issued (GDR) - - - - - - - - - - - - - - - - - - Total (A)+(B)+(C) 2,88,73,48,694 100.00 50,85,02,371 100.00 2,93,81,67,515 100.00 3,08,89,72,101 100.00 50,85,02,371 100.00 3,13,97,90,922 100.00 3,32,03,05,972 100.00 50,85,02,371 100.00 3,37,11,24,793 100.00 Notes: The Company does not have any Convertible Warrants as on September 30, 2019, hence pre issue shareholding pattern of Convertible Warrants is not provided. #The shareholding post exercise of Warrants as shown above is calculated assuming full exercise of Warrants into the Ordinary Shares of the Company

PROXY FORM [Pursuant to Section105(6) of the Companies Act, 2013, Rule19(3) of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015] Name of the Member: ___ Registered address : ________ E-mail ID: ________Folio No./Client ID No./DPID No.: ___________ I / We being the Member(s) of Tata Motors Limited holding _____________ Ordinary Shares and/or _____________ ‘A’ Ordinary Shares, hereby appoint: 1. Name: _______________ E-mail ID: ______________ Address: ________ ____ Signature: ________________ or failing him/her 2. Name: _____ E-mail ID: ________ Address: Signature: ___ or failing him/her 3. Name: ____ E-mail ID: ______ Address: _ Signature: _____ as my/our Proxy to attend and vote (on a Poll) for me/us and on my/our behalf at Extraordinary General Meeting of the Company at Walchand Hirachand Hall, 4th Floor, Indian Merchants’ Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai - 400 020, on Friday, November 22, 2019 at 11.00 a.m. in respect of the Sepcial Resolution indicated below and at any adjournment thereof. Description of Resolution For Against Issuance of Ordinary Shares and Warrants to Tata Sons Private Limited, promoter of the Company, on a preferential basis Signed this _________________________ day of ____ 2019 Signature of Member ________ Signature of Proxy holder(s) ____________ Corporate Identification No. (CIN) - L28920MH1945PLC004520 Registered Office: Bombay House, 24, Homi Mody Street, Mumbai – 400 001 Tel: +91 22 6665 8282 E-mail: inv_rel@tatamotors.com Website: www.tatamotors.com Affix Revenue Stamp Notes: 1. A Member may vote ‘for’ or ‘against’ the above resolution. Please put a ü in the Box in the appropriate column either ‘for’ or ‘against’. If you leave the ‘For’ or ‘Against’ column blank in respect of the above resolution, your Proxy will be entitled to vote in the manner as he/she thinks appropriate. 2. A Proxy need not be a Member of the Company. Pursuant to the provisions of Section 105 of the Companies Act, 2013, a person can act as proxy on behalf of not more than fifty Members and holding in aggregate not more than ten percent of the total Share Capital of the Company. Members holding more than ten percent of the total Share Capital of the Company may appoint a single person as proxy, who shall not act as proxy for any other Member. 3 This Form in order to be effective, should be duly completed and deposited at the Registered Office of the Company at Bombay House, 24, Homi Mody Street, Mumbai-400 001, not less than 48 hours before the commencement of the Meeting. 4. Members who have multiple folios with different joint holders may use copies of this Proxy Form.

MAP TO THE EGM VENUEMAP TO THE EGM VENUE EGM VENUE Walchand Hirachand Hall 4th Floor, Indian Merchants’ Chamber (IMC), IMC Building, IMC Marg, Churchgate, Mumbai - 400 020 Time from Churchgate Station - 1 min. Time from Chatrapati Shivaji Terminus - 12 min. Landmark : Next to Churchgate Station

Corporate Identification No. (CIN) - L28920MH1945PLC004520 Registered Office: Bombay House, 24, Homi Mody Street, Mumbai - 400001 Tel: +91 22 6665 828 Attendance slip To be presented at the entrance I hereby record my presence at the Extraordinary general meeting of the company at walchand Hirachand Hall 4th floor Indian merchant chamber (IMC), MUMBAI 400020 on fridayy , November 22, 2019 at 11:00 am Folio no :/ dp Id no / client ID No: Name of the member signature name of the proxy holder signature  Electronic coting event number even  notes Please refer to the instructions printed under the notes to the notice of the extraordinary general meeting. The e-voting period commences on Tuesday, Novembe 19,2019 (9:00 a.m. IST) and ends on Thursday, November 21,2019 (5:00 p.m. IST) The e-voting module shall be disabled by NSDL at 5:00 p.m. on Thursday, November 21,2019 and Members shall not be allowed to vote through remote e-voting teherafter. Only member / proxy holder can attend the meeting  2. Member proxy holder should brings his her copy of the notice for refrence at the meeting.   2 E-mail: inv_rel@tatamotors.com

Website: www.tatamotors.com

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.